Joel Parker

Chief

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

October 28, 2019

Re:	REITless Impact Income Strategies LLC
Offering Statement on Form 1-A
File No. 024-10891

Dear Mr. Parker:

On behalf of REITless Impact Income Strategies LLC, I hereby request qualification of the above-referenced offering statement at 10:00 A.M., Eastern Time, on Friday, November 1, 2019, or as soon thereafter as is practicable.

Sincerely,

REITless Impact Income Strategies LLC

/s/ James P. Dowd

 James P. Dowd, Chief Executive Officer, North Capital, Inc. its Manager

cc:	Jeanne Campanelli, Esq.
CrowdCheck Law LLP